UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

  Commission File No. 001-33668

SUPERCOM LTD.

(Translation of Registrant’s name into English)

1, Shenkar Street,

Hertzliya Pituach,

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

On March 26, 2015, SuperCom Ltd. issued a press release announcing its financial and operating results for the three and twelve months ended December 31, 2014. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This report on Form 6-K incorporated by reference into all effective registration statements filed by the registrant under the securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.

By: /s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: March 26, 2015